UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#2002, Building A, Wentley Center,

1st West Dawang Road,

Chaoyang District, Beijing

The People’s Republic of China, 100020

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Goodwill Impairment Risk

The Company maintains three reporting units with goodwill: (i) Shenzhen Yidian, (ii) Shenzhen Yitian and (iii) Guoyu, all of which may be subject to significant goodwill impairment. The Company tests for goodwill impairment on an annual basis on the last day of the fourth quarter of our fiscal year ending in December 31 and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or industry changes, or significant adverse changes in the markets in which we operate. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount.

The Company uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting units. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, as well as industry, economic. These assumptions and estimates include estimated future annual net cash flows, discount rates, growth rates, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, or if management’s expectations or plans otherwise change, then our reporting units might become impaired in the future, those reporting units are more susceptible to an impairment risk if there are unfavorable changes in assumptions and estimates, those amounts are more susceptible to an impairment risk if business operating results or macroeconomic conditions deteriorate.

Due to the sluggish macroeconomic and market conditions and fierce competition in the industry, the Company's profitability is affected by many factors, and the Company's future operating performance may be lower than expected, therefore, our reporting unit goodwill maybe at risk at impairment in future periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: January 12, 2024

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